SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

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                          CADENCE RESOURCES CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    12738N103
                                    ---------
                                 (CUSIP Number)

                                December 23, 2005
                                -----------------
             (Date of event which requires filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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                                                                     Page 2 of 5
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Crestview Capital Master, LLC
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                            (b) |_|
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware
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    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         5,278,500 (See Item 4)
 EACH REPORTING PERSON
          WITH
------------------------- ---- -------------------------------------------------
                          6.   SHARED VOTING POWER (See Item 4)
------------------------- ---- -------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 5,278,500 (See Item 4)
------------------------- ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER (See Item 4)
------------------------- ---- -------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8.56%
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                         |_|
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.56%
-------- -----------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON: PN
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Item 1(a).          Name of Issuer.
                    Cadence Resources Corporation

Item 1(b).          Address of Issuer's Principal Executive Offices.
                    6 East Rose St.
                    Walla Walla, Washington 99362

Item 2(a).          Name of Person Filing.
                    Crestview Capital Master, LLC

Item 2(b).          Address of Principal Business Office, or if none, Residence.
                    95 Revere Drive, Suite A
                    Northbrook, IL 60062

Item 2(c).          Citizenship.
                    Delaware

Item 2(d).          Title of Class of Securities.
                    Common Stock. $0.01 par value ("Common Stock")

Item 2(e).          CUSIP Number.
                    12738N103
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                                                                     Page 3 of 5


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
                    Not applicable.

Item 4.             Ownership.

The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. On January 31, 2005, the Reporting Person purchased 1,840,000 shares of Common Stock from the Issuer in a private placement.(1) On October 31, 2005, in connection with a merger between the Issuer and Aurora Energy, Ltd. ("Aurora"), the Issuer issued shares of Common Stock (the "New Shares") in exchange for Aurora common stock. The Issuer issued 2,160,000 New Shares and warrants to purchase 2,160,000 shares of Common Stock at an exercise price of $1.75 to the Reporting Person.(2) On December 23, 2005, in connection with the warrants to purchase 2,160,000 shares of Common Stock, the Reporting Person prospectively waived the 4.99% Blocker described in footnote 2. As a result, the Reporting Person now beneficially owns 5,278,500 shares of Common Stock of the Issuer.

      Crestview Capital Partners, LLC controls Crestview Capital Master, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Robert Hoyt, Daniel Warsh and Steve Halpern, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview Capital Master, LLC. For purposes of this statement, the Reporting Person is reporting that:

      (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 5,278,500 shares.

      (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 8.56%.

      (iii) The aggregate number of shares of Common Stock which the Reporting Person has sole power to vote or direct the vote of is 5,278,500.

      (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 5,278,500.

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(1) In the January 31, 2005 transaction, the Reporting Person acquired warrants to purchase 1,840,000 shares of Common Stock at an exercise price of $1.75. However, these warrants are currently not exercisable within 60 calendar days because the warrants contain a contractual provision blocking their exercise when the Reporting Person owns more than 4.99% of the outstanding Common Stock ("4.99% Blocker"). Since the Reporting Person currently owns 8.56% of the Common Stock, the warrants are currently not exercisable.
(2) The warrants to purchase 2,160,000 shares of Common Stock contain a 4.99% Blocker.

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                                                                     Page 4 of 5



Item 5.             Ownership of Five Percent or Less of a Class.
                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of
                    Another Person.
                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
                    Parent Holding Company.
                    Not applicable.

Item 8.             Identification and Classification of Members of the Group.
                    Not applicable.

Item 9.             Notice of Dissolution of Group.
                    Not applicable.

Item 10.            Certification.
                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 5 of 5
                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Date: December 27, 2005

                          CRESTVIEW CAPITAL MASTER, LLC

                       By: /s/ Daniel Warsh
                          --------------------------------------
                          Name:  Daniel Warsh
                          Title: Managing Member